FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 17, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL PROVIDES UPDATE ON THE CORONA VIRUS
MEASURES AND POSSIBLE IMPLICATIONS

NETANYA, Israel, March 17, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today an update on the impact of the Corona virus and the related containment measures by the Israeli government on its operations and results of operations:

There has been substantial decrease in international traveling due to the Corona virus, which has had an adverse effect on the Company's roaming services (inbound and outbound) and if continues for a long duration, would result in a material adverse effect on the Company's roaming revenues and results of operations.

In addition, the Israeli government published various regulatory requirements for Corona virus containment in Israel, including the prohibition on public gathering and any unnecessary outing from one's home, including the closure of malls and other non-essential leisure establishments and substantial reduction of manpower presence in the workplace. Following such instructions the Company closed its points of sale and walk in centers and substantially reduced its calling centers customer service personnel (excluding technical support) and other personnel not essential for the continued proper operation of its networks and provision of the Company's services. During this period of containment, the Company intends to focus its efforts in providing quality dependable service to its existing customers. Such measures, if continue for a long duration, would have a material adverse effect on the Company's sales of services and handsets and results of operations.

Further regulatory requirements for Corona virus potential patients and Corona patients to enter quarantine may result in material adverse effects to the Company's operations, including customer service, sales, installation of its landline services, deployment, operation and maintenance of its networks, if multiple employees and outsource personnel shall be prohibited from attending their positions.

The effects of the Corona virus, if continue for a long duration, may also result in shortage of equipment and suppliers failing to supply the Company with handsets, set-top boxes, network elements, spare parts or other equipment required for the Company's networks operation and upgrade or sale and repair of handsets, all of which may have an adverse effect on the Company's results of operations.

As part of the global effects of the Corona virus on the capital markets, the Company debentures yield have increased substantially and general capital markets activities have significantly slowed or halted. If such effects continue and for the duration they so continue, it would adversely affect the Company's access to additional debt or capital.

The Company is taking measures in order to mitigate such adverse effects, by reducing its expenses and investments during the Corona virus pandemic, including by reducing its sales operation and by sending a large quantity of employees on an unpaid leave.

The Corona virus situation continues to evolve and it is difficult to predict the duration it would affect the Company's operations and therefore the effect on its operations.

Forward Looking Information

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential implications of the Corona virus regulatory instructions and measures taken by the Company, are subject to uncertainties and assumptions about the duration of such instructions and measures, the global and local Israeli effects on the capital markets, economy and communications market. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 17, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary